Exhibit 99.1

ASM International N.V

ASM International N.V. Announces Availability and Timing of the 2009

Third Quarter Results, Conference Call and Web Cast

ALMERE, The Netherlands – October 16, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) will report operating results for the 2009 third quarter and nine months on Thursday, October 29, 2009 at approximately 18:00 Continental European Time (12:00 noon US Eastern Time).

ASM International will host an investor conference call and web cast on Tuesday, November 3, 2009 at 15:00 Continental European Time (9:00 a.m. US Eastern Time).

The teleconference dial-in numbers are as follows:

United States - +1 866.966.5335

International - + 44 (0)20 3023 4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 17, 2009.

The replay dial-in numbers are:

United States - +1 866.583.1035

International - + 44 (0)20 8196 1998

Access Code: 117327#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900